UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 28, 2015

MITEL NETWORKS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Canada	001-34699	98-0621254
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

350 Legget Drive

Ottawa, Ontario K2K 2W7

(Address of Principal Executive Offices) (Zip Code)

(613) 592-2122

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On February 28, 2015, Mitel Networks Corporation, a Canadian corporation and the registrant (“Mitel”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Mavenir Systems, Inc., a Delaware corporation (“Mavenir”), and Roadster Subsidiary Corporation, a Delaware corporation and wholly-owned subsidiary of Mitel (“Merger Sub”), pursuant to which Mitel has agreed to acquire Mavenir in a cash and stock transaction. The transaction values Mavenir at approximately $560 million, or approximately $17.94 per share based on Mitel’s closing stock price on February 27, 2015.

As promptly as practicable after the date of the Merger Agreement, Merger Sub has agreed, on the terms and subject to the conditions thereof, to commence an exchange offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001, of Mavenir (“Mavenir Common Stock”) in exchange for either:

•	an amount of cash (the “Cash Consideration”) equal to (a) $11.08 plus (b) the value of 0.675 times the average of the volume-weighted average price on the NASDAQ of Mitel common shares, without par value (“Mitel Common Shares”), on each of the 10 consecutive trading days prior to the time Mavenir Common Stock is accepted pursuant to the Offer; or

•	a number of Mitel Common Shares (the “Share Consideration”) equal in value to the Cash Consideration (based on the average of the volume-weighted average price on the NASDAQ of a Mitel Common Share on each of the 10 consecutive trading days prior to the time Mavenir Common Stock is accepted pursuant to the Offer);

in each case, without interest and less any applicable withholding taxes. Each Mavenir stockholder that tenders shares has the right to make an election to receive the Cash Consideration or the Share Consideration in respect of each share held by such stockholder, subject to automatic adjustment and proration procedures provided in the Merger Agreement to ensure that the aggregate amount of cash paid by Mitel does not exceed a certain amount (the “Cash Available”) and the aggregate number of Mitel Common Shares issued by Mitel in the Offer and the Merger does not exceed a certain number (the “Shares Available”). Holders of Mavenir Common Stock who do not make an election will receive, in respect of such shares (“No-Election Shares”), (i) the Share Consideration, if the number of cash elections would require cash payments in excess of the Cash Available, (ii) the Cash Consideration, if the number of share elections would require issuing a number of Mitel Common Shares in excess of the Shares Available and (iii) a mix of cash and stock, if the number of cash elections and the number of stock elections would not require cash payments or issuing a number of Mitel Common Shares in excess of the Cash Available or the Shares Available, respectively. No fractional Mitel Common Shares will be issued in the Offer or the Merger, and holders of Mavenir Common Stock will receive cash in lieu of any fractional Mitel Common Shares.

Following consummation of the Offer, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Mavenir with Mavenir surviving as a wholly owned subsidiary of Mitel (the “Merger”). At the effective time of the Merger, each outstanding share of Mavenir Common Stock not tendered and accepted pursuant to the Offer (other than shares of Mavenir Common Stock owned directly or indirectly by Mavenir, Mitel or Merger Sub, or any of their respective subsidiaries, or shares of Mavenir Common Stock as to which appraisal rights have been perfected in accordance with applicable law), will be cancelled and converted into the right to receive the same consideration for such share as a No-Election Share. Upon consummation of the Merger: (i) each of Mavenir’s vested and in-the-money outstanding options will be cancelled and converted into the right to receive an amount in cash equal to the excess of the Cash Consideration over the exercise price of such option, without interest and less any applicable withholding taxes, and (ii) all other Mavenir options will be converted into options to acquire Mitel Common Shares on substantially equivalent terms and subject in the case of unvested options to the same vesting schedules.

Mitel intends to finance the cash portion of the consideration in part by refinancing its existing credit facilities and has received financing commitments of approximately $700 million including a term loan and revolving credit facility. Please see below under “Commitment Letter” for a description of such financing commitments.

Mavenir’s board of directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Mavenir’s stockholders, (ii) adopted, approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby in accordance with the requirements of Delaware law and (iii) resolved to recommend that Mavenir’s stockholders accept the Offer and tender their shares to Merger Sub pursuant to the Offer, and, to the extent required under applicable law, adopt the Merger Agreement.

Mitel’s board of directors has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement as required under applicable law, and immediately following the execution of the Merger Agreement, Mitel U.S. Holdings, Inc., the sole stockholder of Merger Sub and a wholly owned subsidiary of Mitel, adopted the Merger Agreement in accordance with the requirements of Delaware law. The Merger is not subject to the approval of Mitel shareholders.

The closing of the Offer is subject to certain conditions set forth in the Merger Agreement, including, among others: (i) at least a majority of shares of Mavenir Common Stock then outstanding (calculated on a fully-diluted basis) being tendered in the Offer; (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval of certain non-U.S. governmental authorities; (iii) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement); (iv) the absence of legal impediments to the Merger; (v) the registration statement for the Mitel Common Shares issuable in connection with the Offer and the Merger being declared effective by the U.S. Securities and Exchange Commission (the “SEC”); and (vi) the Mitel Common Shares to be issued in the Offer and the Merger shall have been approved for listing on the NASDAQ and the Toronto Stock Exchange, subject to official notice of issuance.

The Offer will expire at 12:00 midnight, New York time, on the 20th business day following the commencement date of the Offer, unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the SEC.

In the Merger Agreement, Mavenir has granted Merger Sub a “top-up” option to purchase Mavenir Common Stock equal to the number of shares of Mavenir Common Stock that, when added to shares of Mavenir Common Stock already purchased by Mitel or Merger Sub pursuant to the Offer, would equal one share more than 90% of the outstanding Mavenir Common Stock on a fully-diluted basis. The aggregate purchase price payable for the shares of Mavenir Common Stock being purchased pursuant to the top-up option shall be determined by multiplying the number of such shares by the Cash Consideration.

Mavenir agreed in the Merger Agreement that, except under certain circumstances specified in the Merger Agreement, it would (i) cease all current, and not engage or participate in any additional, discussions with third parties regarding alternative proposals for the acquisition of Mavenir and (ii) not cooperate, assist in, participate in, facilitate or encourage, or provide any information to any third party regarding, any alternative proposal for the acquisition of Mavenir. However, subject to the satisfaction of certain conditions, Mavenir and its board of directors, as applicable, are permitted to respond and support unsolicited proposals in certain circumstances. Additionally, in the event of an unsolicited proposal to acquire Mavenir on terms more favorable than the Offer or in the case of new and unforeseeable events affecting Mavenir, Mavenir’s board of directors may, in accordance with the terms of the Merger Agreement, change its recommendation if it has concluded in good faith after consultation with its outside financial advisors and outside counsel that failing to do so would be inconsistent with its fiduciary duties owed to Mavenir stockholders under Delaware law.

The Merger Agreement contains other customary representations and warranties and covenants by the parties, including, among other things, an agreement that Mavenir will conduct its business generally in the ordinary course consistent with past practice prior to closing of the Merger. The Merger Agreement also contains customary termination rights for each of Mitel and Mavenir, including if the Offer is not completed by July 28, 2015, which is five months from the date of the Merger Agreement. In addition, if the Merger Agreement is terminated under certain circumstances, Mavenir will be required to pay Mitel a termination fee of $20.625 million. If the Merger Agreement is terminated under certain other circumstances, Mitel will be required to pay Mavenir a termination fee of $35.75 million.

Tender Support Agreements

On February 28, 2015, in connection with the execution of the Merger Agreement, each of North Bridge Venture Partners, Austin Ventures VIII, L.P., Alloy Ventures 2005, L.P. and August Capital V Special Opportunities, L.P., in each case, solely in its capacity as a stockholder of Mavenir, entered into a Tender Support Agreement with Mitel and Merger Sub (each, a “Tender Support Agreement”). Under the terms of each Tender Support Agreement, the executing stockholders have agreed, among other things, to tender all shares of Mavenir Common Stock now held or hereafter acquired by them in the Offer, which on a combined basis currently represents approximately 45% of the Mavenir Common Stock on an outstanding basis.

The Tender Support Agreements also contain a “lock-up” provision that prevents the executing stockholders from disposing of any Mitel Common Shares they receive in connection with the Offer for six months following the effective time of the Merger, except that such holders may dispose of one-third of such Mitel Common Shares at any time after closing and subject to certain other limited exceptions.

The Tender Support Agreements terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the date of any amendment to the Merger Agreement that reduces the amount, or changes the form, of the consideration payable to Mavenir stockholders and (iv) the withdrawal or termination of the Offer or expiration of the Offer without acceptance for payment of shares. The post-closing lock-up provision will survive the effective time of the Merger.

Shareholder Lock-Up Agreements

On February 28, 2015, in connection with the execution of the Merger Agreement, (i) Arsenal Holdco I, S.A.R.L. and Arsenal Holdco II, S.A.R.L., entities affiliated with Francisco Partners Management, LLC, and (ii) Kanata Research Park Corporation, an entity controlled by Dr. Terence Matthews, Chairman of the Board of Mitel, in each case, solely in its capacity as a shareholder of Mitel, entered into a Shareholder Lock-Up Agreement with Mitel (each, a “Shareholder Lock-Up Agreement”). On a combined basis, approximately 24.6% of the total outstanding Mitel Common Shares are subject to Shareholder Lock-Up Agreements. Under the terms of the Shareholder Lock-Up Agreements, the shareholders have agreed, among other things, not to dispose of their Mitel Common Shares from the date of the Merger Agreement until six months following the effective time of the Merger, except that such holders may dispose of one-third of their Mitel Common Shares at any time after closing and subject to certain other limited exceptions.

Each Shareholder Lock-Up Agreement terminates upon the earliest of (x) the termination of the Merger Agreement in accordance with its terms and (y) the date of any amendment to the Merger Agreement that has an adverse effect on the shareholder executing such Shareholder Lock-Up Agreement.

Commitment Letter

On February 28, 2015, in connection with the execution of the Merger Agreement, Mitel also entered into a financing commitment letter (the “Commitment Letter”) with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG and Credit Suisse Securities (USA) LLC (collectively, the “Commitment Parties”), pursuant to which the Commitment Parties have committed to provide up to approximately $700 million in loans comprised of (i) a $650 million senior secured first lien term loan facility (the “Term Facility”), and (ii) a $50 million senior secured first lien revolving credit facility (the “Revolving Facility” and, together with the Term Facility, the “Credit Facility”), each of which will be guaranteed by Mitel and, with certain exceptions, Mitel’s existing and subsequently acquired or created direct and indirect wholly owned subsidiaries. The Credit Facility is expected to be used to: (i) finance a portion of the aggregate Cash Consideration required to purchase shares of Mavenir Common Stock pursuant to the Merger Agreement (including in connection with the Offer and an exercise of the “top-up” option, if required); (ii) finance the cash-out of outstanding vested and in-the-money stock options of Mavenir pursuant to the Merger Agreement; (iii) refinance existing indebtedness of Mitel; (iv) pay fees and expenses in connection with the foregoing; and (v) after the closing of the Merger, with respect to the Revolving Facility, address working capital and general corporate purposes of Mitel and its subsidiaries. The obligations of the Commitment Parties to make the Credit Facility available to Mitel are subject to certain conditions including, but not limited to, the execution and delivery of mutually acceptable definitive loan documents, which are expected to contain customary representations, warranties, covenants and events of default, completion of the Offer, the Merger and the other transactions contemplated by the Merger Agreement prior to or concurrently with the borrowings under the Term Facility, the absence of the occurrence of a Material Adverse Effect (as defined in the Commitment Letter) and a Target Material Adverse Effect (as defined in the Commitment Letter) in relation to each of Mitel and Mavenir, respectively, the accuracy of certain representations and warranties in relation to each of Mitel and Mavenir, and the Commitment Parties (or certain affiliates thereof) having been provided a specified period to syndicate the Credit Facility with assistance by Mitel and Mavenir as set forth in the Commitment Letter.

Important Information Regarding the Transaction Agreements

The foregoing description of the Offer, the Merger Agreement, the Merger, the form of Tender Support Agreement, the form of Shareholder Lock-Up Agreement and the Commitment Letter, is not complete and is qualified in its entirety by reference to the Merger Agreement, the form of Tender Support Agreement, the form of Shareholder Lock-Up Agreement and the Commitment Letter (each, a “Transaction Agreement”, and collectively, the “Transaction Agreements”), which are each attached hereto as Exhibits 2.1, 10.1, 10.2 and 10.3, respectively, incorporated herein by reference. Each Transaction Agreement is included to provide information regarding its terms and is not intended to provide any factual information about Mitel, Merger Sub or Mavenir. In particular, the assertions embodied in the representations, warranties and covenants contained in each Transaction Agreement were made only for the purposes of such Transaction Agreement, were solely for the benefit of the parties to such Transaction Agreement, were made as of certain dates in some cases, and may be subject to limitations agreed upon by the contracting parties, including, in the case of the

Merger Agreement, being qualified by information in confidential disclosure schedules provided by Mitel and Mavenir in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in each Transaction Agreement were used for the purpose of allocating risk among the contracting parties, rather than establishing matters of fact. Accordingly, the representations and warranties in the Transaction Agreements may not constitute the actual state of facts about the contracting parties thereto. The representations and warranties set forth in each Transaction Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. Therefore, the Transaction Agreements are included with this filing only to provide investors with information regarding the terms of the Transaction Agreements, and not to provide investors with any other factual information regarding the parties or their respective businesses. Investors are not third-party beneficiaries under any Transaction Agreement and should not rely on the representations, warranties or covenants or any description thereof as characterizations of facts about, or the condition of, any of the contracting parties thereto. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the applicable Transaction Agreement, which subsequent information may not be fully reflected in Mitel’s or Mavenir’s public disclosures.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

2.1*	Agreement and Plan of Merger, dated as of February 28, 2015, by and among Mavenir Systems, Inc., Mitel Networks Corporation and Roadster Subsidiary Corporation.

10.1	Form of Tender Support Agreement, dated as of February 28, 2015, by and among Mitel Networks Corporation, Roadster Subsidiary Corporation and certain stockholders of Mavenir Systems, Inc.

10.2	Form of Shareholder Lock-Up Agreement, dated as of February 28, 2015, by and among Mitel Networks Corporation and certain shareholders of Mitel Networks Corporation.

10.3	Commitment Letter, dated as of February 28, 2015, by and among Mitel Networks Corporation, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG and Credit Suisse Securities (USA) LLC.

*	Schedules and Exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to supplementally furnish to the SEC upon request any omitted schedule or exhibit to the Agreement and Plan of Merger.

Forward Looking Statements

Some of the statements in this Current Report on Form 8-K are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel, or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mavenir and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition of Mavenir; the risk that the conditions to the exchange offer or merger are not satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future since its acquisition of Aastra; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to implement and achieve its business strategies successfully. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015, and in Mavenir’s Annual Report on Form 10-K for the year ended December 31, 2014 to be filed with the SEC. Forward-looking statements speak only as of the date they are made. Except as required by law, Mitel does not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Additional Information

The exchange offer for the outstanding shares of Mavenir common stock referenced in this Current Report on Form 8-K has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Mavenir common stock, nor is it a substitute for the registration statement and exchange offer materials that Mitel and its acquisition subsidiary will file with the SEC upon commencement of the exchange offer. At the time the offer is commenced, Mitel and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Mavenir common stock are urged to read these documents when they become available because they will contain important information that holders of Mavenir common stock should consider before making any decision regarding tendering their shares. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Mavenir common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Copies of these documents will also be made available free of charge on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s website at www.investor.mavenir.com or by contacting Mavenir’s Investor Relations Department at 469-916-4393x5080.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Mitel and Mavenir file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or Mavenir at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and Mavenir’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2015

MITEL NETWORKS CORPORATION

By:	/s/ Greg Hiscock
Name:	Greg Hiscock
Title:	General Counsel & Corporate Secretary